Exhibit 99.1

Tuya Reports First Quarter 2024 Unaudited Financial Results

SANTA CLARA, Calif., May, 20, 2024/PRNewswire/– Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

•	Total revenue was US61.7 million, up approximately 29.9% year over year (1Q2023: US$47.5 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$45.6 million, up approximately 35.7% year over year (1Q2023: US$33.6 million).

•	Software-as-a-service (“SaaS”) and others revenue was US$8.6 million, up approximately 1.8% year over year (1Q2023: US$8.5 million).

•	Smart solution revenue was US$7.5 million, up approximately 37.3% year over year (1Q2023: US$5.4 million).

•	Overall gross margin increased to 47.8%, up 3.5 percentage points year over year (1Q2023: 44.3%). Gross margin of IoT PaaS increased to 46.4%, up 5.9 percentage points year over year (1Q2023: 40.5%).

•	Operating margin was negative 26.5%, improved by 41.5 percentage points year over year (1Q2023: negative 68.0%). Non-GAAP operating margin was negative 0.9%, improved by 30.6 percentage points year over year (1Q2023: negative 31.5%).

•	Net margin was negative 5.7%, improved by 38.6 percentage points year over year (1Q2023: negative 44.3%). Non-GAAP net margin was 19.9%, improved by 27.7 percentage points year over year (1Q2023: negative 7.8%).

•	Net cash generated from operating activities was US$14.5 million (1Q2023: net cash used in operating activities was US$18.9 million).

•	Total cash and cash equivalents, time deposits and U.S. treasury securities recorded as short-term and long-term investments were US$998.8 million as of March 31, 2024, compared to US$984.3 million as of December 31, 2023.

For further information on the non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

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First Quarter 2024 Operating Highlights

•	IoT PaaS customers1 for the first quarter of 2024 were approximately 2,000 (1Q2023: approximately 2,000). Total customers for the first quarter of 2024 were approximately 3,000 (1Q2023: approximately 2,800).

•	Premium IoT PaaS customers2 for the trailing 12 months ended March 31, 2024 were 269 (1Q2023: 261). In the first quarter of 2024, the Company’s premium IoT PaaS customers contributed approximately 85.1% of its IoT PaaS revenue (1Q2023: approximately 80.2%).

•	Dollar-based net expansion rate (“DBNER”)3 of IoT PaaS for the trailing 12 months ended March 31, 2024 was 116% (1Q2023: 49%).

•	Registered IoT device and software developers were approximately 1,074,000 as of March 31, 2024, up 8.2% from approximately 993,000 developers as of December 31, 2023.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Company during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same Company of customers in the prior 12-month period. The Company’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Company’s customer mix, among other things. DBNER indicates the Company’s ability to expand customer use of the Tuya platform over time and generate revenue growth from existing customers.

Mr. Xueji (Jerry) Wang, Founder and Chief Executive Officer of Tuya, commented, “We started 2024, our tenth anniversary year, with strong financial and operating performances in the quarter highlighted by meaningful strategic advancements. During the quarter, we recorded solid growth in our total revenue and set new records in our blended gross margin, and achieving non-GAAP profitability in what is typically a slow quarter for the first time. Going forward, technology innovation remains at the heart of our strategy. We are fully embracing generative AI, integrating it into our products and services to enable global developers to efficiently create more engaging and valuable smart devices and intelligent spaces. The integration will also offer the potential to dramatically enhance user interaction experiences and explore new smart business opportunities. As such, we remain confident in our ability to lead the evolving smart technology landscape and deliver sustained value to our customers and stakeholders.”

Ms. Yao (Jessie) Liu, Director and Chief Financial Officer of Tuya, added, “In the first quarter of 2024, we delivered strong financial performance, surpassing market expectations. Our core business segment, IoT PaaS, continued its strong rebound, driven by the recovery in overseas consumer electronics demand and the steady rise in global demand for smart solutions. Meanwhile, we also achieved further improvement in our profit margins and operational efficiency. Looking ahead, we are committed to sustaining this momentum, driving long-term revenue growth, and maintaining profitability, and ultimately delivering better returns for our shareholders.”

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First Quarter 2024 Unaudited Financial Results

REVENUE

Total revenue in the first quarter of 2024 increased by 29.9% to US$61.7 million from US$47.5 million in the same period of 2023, mainly due to the increase in IoT PaaS revenue, SaaS and others revenue and smart solution revenue.

•	IoT PaaS revenue in the first quarter of 2024 increased by 35.7% to US$45.6 million from US$33.6 million in the same period of 2023, primarily due to the relief of downstream inventory backlog and a global economic improvement compared with the same period of 2023, along with the effective customer-focus and product-enhancement strategies the Company adopted to navigate through the macroeconomic headwinds. Correspondingly, the Company’s DBNER of IoT PaaS for the trailing 12 months ended March 31, 2024 increased to 116% from 49% for the trailing 12 months ended March 31, 2023.

•	SaaS and others revenue in the first quarter of 2024 increased by 1.8% to US$8.6 million from US$8.5 million in the same period of 2023, primarily due to an increase in revenue from cloud software products, partially offset by the decrease in revenue from technical development services. The Company remained committed to offering value-added services and a diverse range of software products with compelling value propositions to its customers.

•	Smart solution (formerly known as smart device distribution) revenue in the first quarter of 2024 increased by 37.3% to US$7.5 million from US$5.4 million in the same period of 2023, primarily due to the increasing customer demand for smart devices with integrated intelligent software capabilities the Company developed beyond IoT.

COST OF REVENUE

Cost of revenue in the first quarter of 2024 increased by 21.6% to US$32.2 million from US$26.5 million in the same period of 2023, generally in line with the increase in the Company’s total revenue.

GROSS PROFIT AND GROSS MARGIN

Total gross profit in the first quarter of 2024 increased by 40.2% to US$29.5 million from US$21.0 million in the same period of 2023 and gross margin increased to 47.8% in the first quarter of 2024 from 44.3% in the same period of 2023.

•	IoT PaaS gross margin in the first quarter of 2024 was 46.4%, compared to 40.5% in the same period of 2023, primarily due to the changes in product mix, enhancement in product value, and the reversal recorded for certain slow-moving IoT chips and raw materials compared to the provision of such IoT chips and raw materials in the first quarter of last year.

•	SaaS and others gross margin in the first quarter of 2024 was 72.3%, remained relatively stable compared to 74.1% in the same period of 2023.

•	Smart solution gross margin in the first quarter of 2024 was 28.3%, compared to 21.0% in the same period of 2023, primarily due to higher-value product solutions we provided to our customers during the first quarter of 2024.

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OPERATING EXPENSES

Operating expenses decreased by 14.0% to US$45.9 million in the first quarter of 2024 from US$53.3 million in the same period of 2023.

Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses and credit loss of long-term investments, decreased by 16.6% to US$30.0 million in the first quarter of 2024 from US$36.0 million in the same period of 2023. Share-based compensation expenses in the first quarter of 2024 were US$15.8 million, compared to US$17.3 million in the same period of 2023. Credit loss of long-term investments was nil in the first quarter of 2023 and 2024, respectively.

•	Research and development expenses in the first quarter of 2024 were US$23.5 million, down 16.3% from US$28.1 million in the same period of 2023, primarily due to the decrease in employee-related costs. During this quarter, average salaried employee headcount of the Company’s research and development team was down approximately 20.1% year over year, but remained largely stable compared to the previous quarter. Non-GAAP adjusted research and development expenses in the first quarter of 2024 were US$20.0 million, compared to US$23.9 million in the same period of 2023.

•	Sales and marketing expenses in the first quarter of 2024 were US$9.0 million, down 12.4% from US$10.3 million in the same period of 2023, primarily due to the decrease in employee- related costs. Non-GAAP adjusted sales and marketing expenses in the first quarter of 2024 were US$7.6 million, compared to US$8.7 million in the same period of 2023.

•	General and administrative expenses in the first quarter of 2024 were US$15.5 million, down 7.9% compared to US$16.8 million in the same period of 2023, primarily due to (i) the decrease in employee-related costs, and (ii) the decrease in professional service fee compared to the same period of 2023. Non-GAAP adjusted general and administrative expenses in the first quarter of 2024 were US$4.6 million, compared to US$5.2 million in the same period of 2023.

•	Other operating income, net in the first quarter of 2024 was US$2.1 million, primarily due to the receipt of software value-added tax refunds and various general subsidies for enterprises.

LOSS FROM OPERATIONS AND OPERATING MARGIN

Loss from operations in the first quarter of 2024 narrowed by 49.3% to US$16.4 million from US$32.3 million in the same period of 2023. Non-GAAP loss from operations in the first quarter of 2024 narrowed by 96.3% to US$0.6 million from US$15.0 million in the same period of 2023.

Operating margin in the first quarter of 2024 was negative 26.5%, improved by 41.5 percentage points from negative 68.0% in the same period of 2023. Non-GAAP operating margin in the first quarter of 2024 was negative 0.9%, improved by 30.6 percentage points from negative 31.5% in the same period of 2023.

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NET LOSS/PROFIT AND NET MARGIN

Net loss in the first quarter of 2024 narrowed by 83.2% to US$3.5 million from US$21.0 million in the same period of 2023. The difference between loss from operations and net loss in the first quarter of 2024 was primarily because of a US$12.8 million interest income achieved mainly due to well implemented treasury strategies on the Company’s cash, time deposits and U.S. treasury securities recorded as short-term and long-term investments.

The Company had a non-GAAP net profit of US$12.3 million in the first quarter of 2024, compared to a non-GAAP net loss of US$3.7 million in the same period of 2023, demonstrating the Company’s ability to sustain profitability on a non-GAAP basis.

Net margin in the first quarter of 2024 was negative 5.7%, improving by 38.6 percentage points from negative 44.3% in the same period of 2023. Non-GAAP net margin in the first quarter of 2024 was 19.9%, improving by 27.7 percentage points from negative 7.8% in the same period of 2023.

BASIC AND DILUTED NET LOSS/PROFIT PER ADS

Basic and diluted net loss per ADS was US$0.01 in the first quarter of 2024, compared to US$0.04 in the same period of 2023. Each ADS represents one Class A ordinary share.

Non-GAAP basic and diluted net profit per ADS was US$0.02 in the first quarter of 2024, compared to non-GAAP basic and diluted net loss of US$0.01 in the same period of 2023.

CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND U.S. TREASURY SECURITIES RECORDED AS SHORT-TERM AND LONG-TERM INVESTMENTS

Cash and cash equivalents, time deposits and U.S. treasury securities recorded as short-term and long-term investments were US$998.8 million as of March 31, 2024, compared to US$984.3 million as of December 31, 2023, which the Company believes is sufficient to meet its current liquidity and working capital needs.

NET CASH GENERATED FROM OPERATING ACTIVITIES

Net cash generated from operating activities in the first quarter of 2024 was US$14.5 million, compared to net cash used in operating activities US$18.9 million in the same period of 2023. The net cash generated from operating activities for the first quarter of 2024 improved mainly due to the increase in the Company’s revenue, and the decrease in operating expenses, particularly employee-related costs, and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures presented above, see the section headed “Use of Non-GAAP Financial Measures.”

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Business Outlook

With the stabilizing macroeconomic environment and normalizing downstream inventory levels, the industry is currently on a positive trajectory. With the effective implementation of the Company’s customer and product strategies, along with the utilization and innovation of emerging technologies like AI, the Company is confident in its business prospects.

The Company will remain committed to continuously iterating and improving its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Company understands that future trajectories may encounter challenges, including shifting consumer spending patterns, regional economic disparities, inventory management, foreign exchange rate and interests rate volatility, and broader geopolitical uncertainties.

Conference Call Information

The Company’s management will hold a conference call at 08:30 P.M. Eastern Time on Monday, May 20, 2024 (08:30 A.M. Beijing Time on Tuesday, May 21, 2024) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial- in number, and an e-mail with detailed instructions to join the conference call.

Online registration: https://www.netroadshow.com/events/login?show=a28be759&confId=64913

The replay will be accessible through May 27, 2024 by dialing the following numbers:

International:	+1-929-458-6194
United States:	+1-866-813-9403
Access Code:	969529

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading cloud platform service provider with a mission to build a smart solutions developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a- Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low- carbon, security, high efficiency, agility, and openness.

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Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non- GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net (loss)/profit (including non-GAAP net margin), and non-GAAP basic and diluted net (loss)/profit per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures by excluding the impact of share-based compensation expenses and credit-related impairment of long-term investments from the respective GAAP measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Company’s operations. Share-based compensation expenses and credit-related impairment of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

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Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

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TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND MARCH 31, 2024

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	498,688	529,501
Short-term investments	291,023	261,740
Accounts receivable, net	9,214	10,124
Notes receivable, net	4,955	3,862
Inventories, net	32,865	32,831
Prepayments and other current assets, net	11,053	11,470

Total current assets	847,798	849,528

Non-current assets:
Property, equipment and software, net	2,589	2,455
Operating lease right-of-use assets, net	7,647	6,959
Long-term investments	207,489	217,320
Other non-current assets, net	877	959

Total non-current assets	218,602	227,693

Total assets	1,066,400	1,077,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11,577	16,112

Advances from customers	31,776	31,565
Deferred revenue, current	6,802	6,806
Accruals and other current liabilities	32,807	29,467
Incomes tax payables	689	270
Lease liabilities, current	3,883	3,896

Total current liabilities	87,534	88,116

Non-current liabilities:
Lease liabilities, non-current	3,904	3,162
Deferred revenue, non-current	506	437
Other non-current liabilities	3,891	3,113

Total non-current liabilities	8,301	6,712

Total liabilities	95,835	94,828

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TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2023 AND MARCH 31, 2024
(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
Shareholders’ equity:
Ordinary shares	–	–
Class A ordinary shares	25	25
Class B ordinary shares	4	4
Treasury stock	(53,630)	(45,316)
Additional paid-in capital	1,616,105	1,623,655
Accumulated other comprehensive loss	(17,091)	(17,584)
Accumulated deficit	(574,848)	(578,391)

Total shareholders’ equity	970,565	982,393

Total liabilities and shareholders’ equity	1,066,400	1,077,221

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TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS
(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31,	March 31,
	2023	2024
Revenue	47,485	61,662
Cost of revenue	(26,457)	(32,177)

Gross profit	21,028	29,485

Operating expenses:
Research and development expenses	(28,051)	(23,474)
Sales and marketing expenses	(10,259)	(8,983)
General and administrative expenses	(16,793)	(15,474)
Other operating incomes, net	1,780	2,079

Total operating expenses	(53,323)	(45,852)

Loss from operations	(32,295)	(16,367)

Other income/(loss)
Other non-operating income, net	778	778
Financial income, net	11,470	12,807
Foreign exchange loss, net	(34)	(105)

Loss before income tax expense	(20,081)	(2,887)
Income tax expense	(964)	(656)

Net loss	(21,045)	(3,543)

Net loss attributable to Tuya Inc.	(21,045)	(3,543)

Net loss attributable to ordinary shareholders	(21,045)	(3,543)

Net loss	(21,045)	(3,543)
Other comprehensive income/(loss)
Transfer out of fair value changes of long-term investments	–	(65)
Foreign currency translation	1,628	(428)

Total comprehensive loss attributable to Tuya Inc.	(19,417)	(4,036)

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TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE LOSS (CONTINUED)
(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2023	March 31, 2024
Net loss attributable to Tuya Inc.	(21,045)	(3,543)

Net loss attributable to ordinary shareholders	(21,045)	(3,543)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	553,994,418	559,133,184

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.04)	(0.01)

Share-based compensation expenses were included in:
Research and development expenses	4,117	3,506
Sales and marketing expenses	1,606	1,385
General and administrative expenses	11,597	10,923

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TUYA INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31,	March 31,
	2023	2024
Net cash (used in)/generated from operating activities	(18,882)	14,490
Net cash (used in)/generated from investing activities	(33,824)	16,195
Net cash (used in)/generated from financing activities	(2,171)	254
Effect of exchange rate changes on cash and cash equivalents, restricted cash	961	(126)

Net (decrease)/increase in cash and cash equivalents, restricted cash	(53,916)	30,813

Cash and cash equivalents, restricted cash at the beginning of period	133,161	498,688

Cash and cash equivalents, restricted cash at the end of period	79,245	529,501

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TUYA INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST
DIRECTLY COMPARABLE FINANCIAL MEASURES
(All amounts in US$ thousands (“US$”),
except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31,	March 31,
	2023	2024
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(28,051)	(23,474)
Add: Share-based compensation expenses	4,117	3,506
Adjusted Research and development expenses	(23,934)	(19,968)

Sales and marketing expenses	(10,259)	(8,983)
Add: Share-based compensation expenses	1,606	1,385
Adjusted Sales and marketing expenses	(8,653)	(7,598)

General and administrative expenses	(16,793)	(15,474)
Add: Share-based compensation expenses	11,597	10,923
Adjusted General and administrative expenses	(5,196)	(4,551)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(32,295)	(16,367)
Operating margin	(68.0)%	(26.5)%
Add: Share-based compensation expenses	17,320	15,814
Non-GAAP Loss from operations	(14,975)	(553)

Non-GAAP Operating margin	(31.5)%	(0.9)%

Reconciliation of net loss to non-GAAP net (loss)/profit
Net loss	(21,045)	(3,543)
Net margin	(44.3)%	(5.7)%
Add: Share-based compensation expenses	17,320	15,814
Non-GAAP Net (loss)/profit	(3,725)	12,271

Non-GAAP Net margin	(7.8)%	19.9%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share
– Basic	553,994,418	559,133,184

– Diluted	553,994,418	591,737,410

Non-GAAP net (loss)/profit per share attributable to ordinary shareholders
– Basic	(0.01)	0.02

– Diluted	(0.01)	0.02

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